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Exhibit 12(a)

Aon Corporation and Consolidated Subsidiaries
Combined With Unconsolidated Subsidiaries
Computation of Ratio of Earnings to Fixed Charges

	Years Ended December 31,
(millions except ratios)	2005	2004	2003	2002	2001
Income from continuing operations before provision for income taxes and minority interest	$965	$827	$1,074	$787	$306
Less: Earnings from unconsolidated entities under the equity method of accounting	7	34	49	19	(139)
Add back fixed charges:
Interest on indebtedness (1)	125	136	101	124	127
Interest credited on deposit-type insurance contracts	—	1	—	29	56
Portion of rents representative of interest factor	71	73	67	59	57

Income as adjusted	$1,154	$1,003	$1,193	$980	$685

Fixed charges:
Interest on indebtedness (1)	$125	$136	$101	$124	$127
Interest credited on deposit-type insurance contracts	—	1	—	29	56
Portion of rents representative of interest factor	71	73	67	59	57

Total fixed charges	$196	$210	$168	$212	$240

Ratio of earnings to fixed charges	5.9	4.8	7.1	4.6	2.9

(1)
As a result of the adoption of FIN 46 on December 31, 2003, Aon was required to deconsolidate its 8.205% mandatorily redeemable preferred capital securities. This decrease was offset by an increase in notes payable. Beginning in 2004, interest expense ($58 million for both the years ended December 31, 2005 and 2004) on these notes payable is reported as part of interest expense in the consolidated statements of income.

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  Exhibit 12(a)
Aon Corporation and Consolidated Subsidiaries Combined With Unconsolidated Subsidiaries Computation of Ratio of Earnings to Fixed Charges